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                                  File No. 70-

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                 ------------------------------------------------

                                    FORM U-1


                             APPLICATION-DECLARATION
                                      UNDER
                  THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                 ------------------------------------------------

                              COLUMBIA ENERGY GROUP
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600


            ---------------------------------------------------------
               (Names of company or companies filing this statement
                   and addresses of principal executive offices)

                              COLUMBIA ENERGY GROUP
            ---------------------------------------------------------
                 (Name of top registered holding company parent of
                           each applicant or declarant)


                           J. W. Trost, Vice President
                     COLUMBIA ENERGY GROUP SERVICE CORPORATION
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600
                  ----------------------------------------------
                     (Name and address of agent for service)



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      Columbia Energy Group ("Columbia"), a registered holding company under the
Public Utility Holding Company Act of 1935 (the "Act"), hereby submits for filing this Application-Declaration on Form U-1.

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION

      (a) Furnish a reasonably detailed and precise description of the proposed transaction, including a statement of the reasons why it is desired to consummate the transaction and the anticipated effect thereof. If the transaction is part of a general program, describe the program and its relation to the proposed transaction.

      Columbia seeks authority to amend its Restated Certificate of Incorporation (i) to increase to 200 million the number of shares of common stock authorized to be issued and (ii) to reduce the par value of its capital stock from $10 to $.01 per share. At present, the Restated Certificate of Incorporation authorizes the issuance of up to 100 million shares of common stock. Columbia has no immediate plans for the additional shares of the common stock. However, the increase in authorized shares may be used in connection with future stock splits in the form of stock dividends, acquisitions and other transactions, employee benefit plans and for other corporate purposes. The change in par value is intended to bring Columbia in line with the practice of other corporations, including registered holding companies such as Ameren Corp., Cinergy Corp. and Entergy Corp., which already have so-called "penny" par stock. The reduction in par value would also mitigate the effect on Columbia's retained earnings account in the event that the company declared another stock split in the form of a stock dividend. The proposed reduction in par value would be effected by a reduction in the capital stock account and a corresponding increase in the additional paid in capital account and thus would have no impact on Columbia's capital structure.

      The proposed amendment has been proposed and declared advisable by the Board of Directors of Columbia and its adoption requires the favorable vote of the holders of a majority of the outstanding shares of common stock of Columbia.

      Columbia proposes to submit the amendment for consideration and action by its shareholders and, in connection therewith, to solicit proxies from its shareholders.

      Rule 54 provides that the Commission, in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or FUCO, or other transactions by such registered holding company or its subsidiary other than with respect to EWGs or FUCOs, shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if the provisions of Rule 53(a), (b) and (c) are satisfied. In this matter, each of the provisions is satisfied.

      (b) Describe briefly, and where practicable state the approximate amount of, any material interest in the proposed transaction, direct or indirect, of any associate or affiliate of the applicant or declarant company or any affiliate of any such associate company.


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      See Item 1.a, above.

      (c) If the proposed transaction involves the acquisition of securities not issued by a registered holding company or subsidiary thereof, describe briefly the business and property, present or proposed, of the issuer of such securities.

      Not applicable.

      (d) If the proposed transaction involves the acquisition or disposition of assets, describe briefly such assets, setting forth original cost, vendor's book cost (including the basis of determination) and applicable valuation and qualifying reserves.

      Not applicable.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES

      (a) State (1) the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transaction by the applicant or declarant or any associate company thereof, and
(2) if the proposed transaction involves the sale of securities at competitive bidding, the fees and expenses to be paid to counsel selected by applicant or declarant to act for the successful bidder.

Legal fees in connection with
the preparation of the Application-Declaration . . . . . . . . . . . .    $7,500
                                                                           =====


      (b) If any person to whom fees or commissions have been or are to be paid in connection with the proposed transaction is an associate company or an affiliate of the applicant or declarant, or is an affiliate of an associate company, set forth the facts with respect thereto.

      Legal services in connection with the subject application-declaration have been rendered by the Columbia Energy Group Service Corporation at cost.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS

        (a) State the section of the Act and the rules thereunder believed to be applicable to the proposed transaction. If any section or rule would be applicable in the absence of a specific exemption, state the basis of exemption.

      Sections 6(a)(2), 7 and 12(e) of the Act, and Rules 54 and 62 thereunder are applicable to the proposed transaction.

        (b) If an applicant is not a registered holding company or a subsidiary thereof, state the name of each public utility company of which it is an affiliate, or of which it


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will become an affiliate as a result of the proposed transaction, and the reasons why it is or will become such an affiliate.

      Not applicable.

ITEM 4.  REGULATORY APPROVAL

        (a) State the nature and extent of the jurisdiction of any State commission or any Federal commission (other than the U. S. Securities and Exchange Commission) over the proposed transaction.

      The proposed transaction is not subject to the jurisdiction of any State commission or of any federal commission other than this Commission.

        (b) Describe the action taken or proposed to be taken before any commission named in answer to paragraph (a) of this item in connection with the proposed transaction.

      Not applicable.

ITEM 5.  PROCEDURE

        (a) State the date when Commission action is requested. If the date is less than 40 days from the date of the original filing, set forth the reasons for acceleration.

        It is requested that the Commission issue its Notice by December 4, 1998, and its order on or before January 11, 1999.

        (b) State (i) whether there should be a recommended decision by a hearing officer, (ii) whether there should be a recommended decision by any other responsible officer of the Commission, (iii) whether the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) whether there should be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

        Columbia hereby (i) waives a recommended decision by a hearing officer,
(ii) waives a recommended decision by any other responsible officer or the Commission, (iii) consents that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) waives a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

      (a) Exhibits


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      F   Opinion of Counsel (to be filed by amendment)

      G   Proposed Notice

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

         (a) Describe briefly the environmental effects of the proposed transaction in terms of the standards set forth in Section 102(2)(C) of the National Environmental Policy Act [42 U.S.C. 4232(2)(C)]. If the response to this term is a negative statement as to the applicability of Section 102(2)(C) in connection with the proposed transaction, also briefly state the reasons for that response.

      The proposed transaction subject to the jurisdiction of this Commission has no environmental impact in and of itself.

         (b) State whether any other federal agency has prepared or is preparing an environmental impact statement ("EIS") with respect to the proposed transaction. If any other federal agency has prepared or is preparing an EIS, state which agency or agencies and indicate the status of that EIS preparation.

         No federal agency has prepared or, to Columbia's knowledge, is preparing an EIS with respect to the proposed transaction.


                                    SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.


                          COLUMBIA ENERGY GROUP

DATE: December 1, 1998    by: /s/ M. W. O'Donnell
                          --------------------------------------
                          M. W. O'Donnell, Senior Vice President
                          & Chief Financial Officer




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EXHIBIT G

SECURITIES AND EXCHANGE COMMISSION

(Release No.         )

December __, 1998

      Columbia Energy Group ("Columbia"),13880 Dulles Corner Lane, Herndon, VA 20171-4600, a Delaware Corporation, a holding company registered with the U. S. Securities and Exchange Commission ("Commission") under the Public Utility Holding Company Act of 1935, as amended (the "1935 Act" or Act"), has filed an application under Sections 6(a)(2), 7 and 12(e) of the Act, and Rules 54 and 62 thereunder, seeking authority to amend its Restated Certificate of Incorporation to increase to 200 million the authorized shares of common stock and to reduce the par value of its capital stock from $10 to $.01 per share, and to solicit proxies from shareholders in connection therewith.

      The filing and amendments thereto are available for public inspection through the commission's Office of Public Reference. Interested persons wishing
to comment or request a hearing should submit their views in writing by       ,
to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicants-declarants at the address specified above. Proof of service (by affidavit or, in case of an attorney-at-law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the joint application-declaration, as filed or as it may be amended, may be permitted to become effective.

         For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                                       Jonathan G. Katz
                                           Secretary



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